Exhibit 99.2

Brilliance Auto

BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code: 1114)

PROPOSED AMENDMENTS TO THE BYE-LAWS OF THE COMPANY
AND ADOPTION OF A NEW SET OF BYE-LAWS

The Directors proposed to amend the Bye-Laws in order to reflect the recent amendments to the Listing Rules which came into effect on 31st March, 2004. In light of the voluminous amendments to the Bye-Laws, the Directors also proposed to adopt a new set of Bye-Laws in substitution for the existing Bye-Laws.

The proposed amendments to the Bye-Laws and the adoption of a new set of Bye-Laws are subject to the approval of the shareholders by way of special resolutions at the Annual General Meeting.

A circular containing details of the proposed amendments to the Bye-Laws and a notice of the Annual General Meeting will be despatched to shareholders of the Company on 29th April, 2004.

To reflect the recent amendments to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) which came into effect on 31st March, 2004, the directors of the Company (the “Directors”) proposed to amend the bye-laws of the Company (the “Bye-Laws”). A brief description of the proposed amendments to the Bye-Laws is as follows:

bye-law 1(A)	:	To amend the existing definition of “associates” and “Clearing House” and to add a new definition for “subsidiaries”

bye-law 70	:	To reflect the requirement of voting by poll in respect of certain transactions under the Listing Rules

bye-law 76	:	To provide for circumstances under which shareholders are required to abstain from voting or restricted to vote for or against any particular resolution as required by the revised Appendix 3 to the Listing Rules

bye-laws 98(E), 98(H) and 98(K)	:	To be consistent with the provisions of the revised Appendix 3 to the Listing Rules so that, subject to certain exceptions, a director shall abstain from voting at the board meeting on any contract or arrangement in which he and/or any of his associates has/have a material interest nor shall he be counted towards the quorum of the relevant board meeting

bye-law 103	:	To be consistent with the revised Appendix 3 to the Listing Rules which stipulates the minimum seven-day period for lodgment by a shareholder of the notice to nominate a director and the nomination shall commence no earlier than the day after the despatch of the notice of the general meeting appointed for such election and end no later than seven days before the date of such general meeting

In light of the voluminous amendments to the Bye-Laws, the Directors also proposed to adopt a new set of Bye-Laws incorporating amendments thereto passed at the special general meeting held on 28th June, 2002 and the proposed amendments to be considered at the Annual General Meeting (as defined below), in substitution for the existing Bye-Laws.

The proposed amendments to the Bye-Laws and the adoption of a new set of Bye-Laws are subject to the approval of the shareholders by way of special resolutions at the annual general meeting of the Company (the “Annual General Meeting”) to be held at Alexandra Room, 2nd Floor, Mandarin Oriental Hong Kong, 5 Connaught Road Central, Hong Kong on Friday, 25th June, 2004 at 9:00 a.m.

A circular containing details of the proposed amendments to the Bye-Laws and a notice of the Annual General Meeting will be despatched to shareholders of the Company on 29th April, 2004.

As at the date of this announcement, the board of Directors comprises, Mr. Wu Xiao An (also known as Mr. Ng Siu On), Mr. Hong Xing, Mr. Su Qiang (also known as Mr. So Keung), Mr. He Tao (also known as Mr. Ho To) and Mr. Yang Mao Zeng, all of whom are executive Directors; Mr. Wu Yong Cun and Mr. Lei Xiaoyang, both of whom are non-executive Directors; and Mr. Yi Min Li and Mr. Xu Bingjin, both of whom are independent non-executive Directors.

By order of the Board
Brilliance China Automotive Holdings Limited
Wu Xiao An
(also known as Ng Siu On) Chairman

Hong Kong, 28th April, 2004

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that an annual general meeting of Brilliance China Automotive Holdings Limited (the “Company”) will be held at Alexandra Room, 2nd Floor, Mandarin Oriental Hong Kong, 5 Connaught Road Central, Hong Kong on Friday, 25th June, 2004 at 9: 00 a.m. for the following purposes;

1.	To receive and consider the audited consolidated accounts and the reports of directors and auditors of the Company for the year ended 31st December, 2003;

2.	To consider and approve a final dividend for the year ended 31st December, 2003;

3.	To re-elect directors of the Company and to authorise the board of directors to fix the remuneration of the directors;

4.	To authorise the board of directors to appoint auditors and to fix their remuneration;

and by way of special business, to consider and, if though fit, pass the following resolutions:

AS ORDINARY RESOLUTIONS

5.	(A)	To grant a general mandate to the directors of the Company to issue additional shares not exceeding 20% of the issued share capital;

	(B)	To grant a general mandate to the directors of the Company to repurchase shares not exceeding 10% of the issued share capital;

	(C)	To extend the general mandate under item 5(A) by increasing the number of shares permitted to be issued equivalent to the number of shares repurchased under item 5(B) hereof;

AS SPECIAL RESOLUTIONS

6.	(A)	To amend bye-laws 1(A), 70, 76, 98(E), 98(H), 98(K) and 103 and to delete bye-laws 98(I) and 98(J) of the bye-laws of the Company in compliance with the amendments to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited which came into effect on 31st March, 2004; and

	(B)	To adopt a new set of bye-laws in substitution for the existing bye-laws of the Company.

By order of the Board Brilliance China Automotive Holdings Limited Hong Xing Company Secretary

Hong Kong, 28th April, 2004

Notes:

1.	This is a summary of the full text of the notice of annual general meeting. The full text of resolutions 5(A), 5(B), 5(C), 6(A) and 6(B) is set out in the notice of annual general meeting accompanying the circular to be despatched to shareholders on 29th April, 2004 (the “Circular”). The Circular can also be viewed and downloaded from the website of The Hong Kong Exchanges and Clearing Limited at www.hkex.com.hk.

2.	A shareholder entitled to attend and vote at the above meeting may appoint one or more than one proxies to attend and to vote on a poll in his stead. On a poll, votes may be given either personally (or in the case of a shareholder being a corporation, by its duly authorised representative) or by proxy. A proxy need not be a shareholder of the Company.

3.	Where there are joint registered holders of any shares, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such shares as if he were solely entitled thereto; but if more than one of such joint holders are present at the meeting personally or by proxy, that one of the said persons so present whose name stands first on the register of members of the Company in respect of such shares shall alone be entitled to vote in respect thereof.

4.	In order to be valid, the form of proxy duly completed and signed in accordance with the instructions printed thereon together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof must be delivered to the office of the share registrar of the Company in Hong Kong, Computershare Hong Kong Investor Services Limited at Shops 1712-16, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof.

5.	The Hong Kong branch register of members of the Company will be closed from Monday, 21st June, 2004 to Thursday, 24th June, 2004, both days inclusive, during which period no transfer of shares will be registered. In order to qualify for the proposed final dividend and for attending and voting at the meeting, all properly completed transfer forms accompanied by the relevant share certificates must be lodged with the share registrar of the Company in Hong Kong, Computershare Hong Kong Investor Services Limited at Shops 1712-16, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong for registration not later than 4: 00 p.m. on Friday, 18th June, 2004.

6.	In relation to resolution 5(B), an explanatory statement (as required by the Listing Rules) is set out in Appendix to the Circular to be despatched to shareholders on 29th April, 2004, The Circular can also be viewed and downloaded from the website of The Hong Kong Exchanges and Clearing Limited at wwv.hkex.com.hk.

7.	In relation to resolution 6(A), the purpose of the amendments is to bring the bye-laws of the Company in line with certain changes to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited which came into effect on 31st March, 2004. A brief description of the proposed amendments to the bye-laws of the Company is set out in an announcement of even date. The full text of the proposed amendments is set out in the notice of annual general meeting accompanying the Circular to be despatched to shareholders on 29th April, 2004. The Circular can also be viewed and downloaded from the website of The Hong Kong Exchanges and Clearing Limited at www.hkex.com.hk.

8.	As at the date of this announcement, the board of directors of the Company (“Directors”) comprises, Mr. Wu Xiao An (also known as Mr. Ng Siu On), Mr. Hong Xing, Mr. Su Qiang (also known as Mr. So Keung), Mr. He Tao (also known as Mr. Ho To) and Mr. Yang Mao Zeng, all of whom are executive Directors; Mr. Wu Yong Cun and Mr. Lei Xiaoyang, both of whom are non-executive Directors; and Mr. Yi Min Li and Mr. Xu Bingjin, both of whom are independent non-executive Directors.

* for identification purposes only